Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 13, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Fate Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted July 29, 2013
CIK No. 0001434316

Dear Mr. Riedler:

This letter is being submitted on behalf of Fate Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated August 8, 2013 (the “Letter”) from Jeffrey P. Riedler, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott Wolchko, Chief Financial Officer and Chief Operating Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) that was submitted on July 29, 2013. The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes in response to the Staff’s comments, as well as changes to reflect recent developments in the Company’s business and operations since the submission of the Draft Registration Statement. A copy of the Registration Statement, marked to show changes from the Draft Registration Statement, is enclosed.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Registration Statement as marked. Copies of this letter and its attachments will also be provided to Margaret Yang, Tabatha Akins and Mark Brunhofer of the Commission.

United States Securities and Exchange Commission

August 13, 2013

Prospectus Summary

Our Product Candidate Pipeline, page 1

1.	You characterize your ProHema trials for pediatric hematological malignancies as Phase 1. We note that you have classified as Phase 1 the preliminary trials to test for safety in the setting of single UCBT in adults with hematologic malignancies. However, you have received no assurance from the FDA that you will be able to amend your IND for the ProHema adult trials for hematological malignancies to commence clinical trials in pediatric patients. Please reclassify the status for the pediatric indication as preclinical until such time as you either file an amended IND or a new IND for this indication. Please amend the tables on pages 3 and 74 and your disclosure regarding Clinical Development in Pediatric Patients with Hematologic Malignancies on page 83 accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the tables on pages 3 and 79 of the Registration Statement to indicate the status of its planned trials for ProHema in pediatric hematologic malignancies as “preclinical.” In addition, the Company has revised the disclosure on page 88 of the Registration Statement to refer to Preclinical Development and Clinical Development Plans in Pediatric Patients with Hematologic Malignancies.

Capitalization, page 45

2.	We acknowledge your response to our comment 11. It is unclear why the reclassification of the warrant liability and the assumed redemption of exchangeable shares not being subject to adjustment based on the final initial public offering price precludes adjustment in the pro forma balance sheet under Item 11-02(b)(6) of Regulation S-X. As it appears that the reclassification of the warrant liability and the assumed redemption of exchangeable shares are directly attributable to your IPO, please explain to us why the adjustment to fair value of these liabilities immediately before settlement based on the IPO price is not factually supportable.

RESPONSE:

The Company acknowledges the Staff’s comment and has included additional disclosure on pages 10 and 47 of the Registration Statement regarding the anticipated charge that would be recorded in relation to the warrant liability and exchangeable share liability based on the midpoint of the IPO price range. The Company has also updated the corresponding disclosure regarding the warrant liability and the exchangeable share liability under “Critical Accounting Policies” on pages 67 and 68 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 58

United States Securities and Exchange Commission

August 13, 2013

3.	Please explain to us and disclose the specific events that occurred in March 2013 that resulted in an increase in your common stock value. Please note we may have additional comments once the IPO range is known.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 63 of the Registration Statement to disclose the following events that occurred in February and March 2013 that impacted the Company’s estimated enterprise value or contributed to its updated conclusions regarding the timing and nature of future liquidity events:

•

In February and March 2013, the Company met with several investment banks to evaluate the initial public offering (“IPO”) market for emerging biotechnology companies and to explore the Company’s potential to pursue an IPO;

•	In February and March 2013, the Company was introduced to several public market investors and obtained their feedback on its financing alternatives; and

•	In March 2013, the Company completed enrollment of, and initiated the collection of monitored data on, the first eight patients in its Phase 2 clinical trial of ProHema.

The Company further acknowledges that the Staff may have additional comments once the IPO price range is known.

Clinical Development in Pediatric Patients with Hematologic Malignancies, page 83

4.	We note that you refer to a discussion with the FDA related to the commencement of clinical trials of ProHema in pediatric patients. Please expand your disclosure in the fourth paragraph of this section to discuss the nature of the conversation and the guidance you received from them regarding the anticipated commencement of your ‘Phase 1b’ clinical trial in 2014.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Registration Statement accordingly.

Notes to Consolidated Financial Statements

Convertible Preferred Stock and Stockholders’ Deficit

Description of Securities

Conversion, page F-26

5.	With respect to your response to our comment 20, please provide us with your analysis which indicates that the conversion feature qualifies for the exemption from derivative

United States Securities and Exchange Commission

August 13, 2013

accounting in ASC 815-10-15-74(a). In your response please specifically clarify how your down-round protection provision is indexed to your own stock in light of Example 9 at ASC 815-40-55-33 and 55-34. To the extent applicable, please demonstrate how your down-round protection feature adjusts only for the dilution caused by future events that are not contemplated by standard fixed-for-fixed pricing models; see Example 17 at ASC 815-40-55-42 and 55-43.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits that it evaluated the terms of the down-round protection provisions included within the Series A, Series B, Series B-1, and Series C convertible preferred stock instruments using the following authoritative accounting literature:

•	ASC 815-15-25-1; and

•	ASC 815-10-S99-3;

and determined that each of the underlying instruments should be considered an “equity host” and not a “debt host.” This analysis was necessary to determine if any embedded features, such as the conversion option, require bifurcation and therefore, would be required to be accounted for separately as a derivative liability. The Company’s analysis followed the “whole instrument approach,” which compares an individual feature against the entire preferred stock instrument which includes that feature. The Company’s analysis was based on a consideration of the economic characteristics and risks, and more specifically, an evaluation of all the stated and implied substantive terms and features, including the following:

Voting rights – The holders of each series of preferred stock have the right to vote with common stockholders on an “as-converted” basis. The Company considers such voting rights to be an equity-like feature. Additionally, the preferred stockholders collectively controlled approximately 84% of the total outstanding voting capital stock of the Company on an as-converted to common stock basis as of June 30, 2013. The Company believes that the ability to exert such voting control is more consistent with an equity instrument than a debt instrument.

Conversion rights – Each share of the Company’s preferred stock is convertible at the option of the holder into a number of shares of common stock equal to the original issue price of the applicable series of preferred stock, divided by the then-effective conversion price for such series of stock. In addition, all shares of preferred stock will automatically convert into the number of

United States Securities and Exchange Commission

August 13, 2013

shares of common stock determined as described above, upon the earlier of: (i) the election of the holders of at least 65% of the outstanding preferred stock voting as a single class or (ii) the closing of a firmly underwritten public offering in which the pre-money valuation is at least $200 million and results in gross cash proceeds of at least $50 million. We consider such an automatic conversion to be an equity-like feature.

Dividend rights – Each holder of convertible preferred stock is entitled to non-cumulative dividends at an annual rate of 8.0% of the original issue price when and if declared by the Board of Directors. Dividends are paid with the following preference: (i) Series C, (ii) Series B and Series B-1, (iii) Series A, and finally (iv) common stock. If dividends are paid to the holders of common stock, the holders of convertible preferred stock will participate as if they had converted to common stock. We consider the ability of the preferred stockholders to participate in any dividends paid to common stockholders to be an indication of an equity-like feature. We did not consider the fixed rate stated dividend amount to be an indication of an equity- or debt-like instrument due to its noncumulative nature.

Redemption rights – There are no redemption rights stated in the terms of the Series A, Series B, Series B-1 and Series C convertible preferred stock. However, the “deemed liquidation” terms of the convertible preferred stock allows for redemption of the shares at the applicable liquidation preference amount in the event that a majority of the outstanding shares of preferred stock vote to liquidate the Company or to effect a change in control of the Company. The Company considers this redemption right, which is at the holder’s option, but based upon a contingent event, to be more equity-like than debt-like.

Based upon the considerations above, the Company has determined that each of the underlying instruments comprising the Series A, Series B, Series B-1 and Series C convertible preferred stock is an “equity host,” and thus the embedded conversion option in each series would not require bifurcation as a derivative liability.

Collaboration Agreement, page F-32

6.

Please refer to your response to our prior comment number 22. Please note that the probability of achieving the milestone does not preclude the disclosures required under generally accepted accounting principles. Please provide the disclosures required under paragraphs b – d of ASC 605-28-50-2. Specifically disclose individually material milestones and provide the required disclosures on an aggregated basis for milestones that are not considered material in a manner which assists users in understanding this arrangement. In this regard, it is unclear how the disclosure of the milestones will be

United States Securities and Exchange Commission

August 13, 2013

misleading to users when coupled with your disclosure that you do not believe it probable that you will receive any future commercialization milestones or material royalties.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-32 of the Registration Statement to disclose each of the three milestone payments available under its collaboration agreement in connection with the first commercial sale of three different iPSC products developed under the agreement. In addition, the Company has disclosed the aggregate amount of payments available upon the achievement of certain annual net sales of iPSC products since such amounts may be earned based on aggregate sales of iPSC products.

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If you require additional information, please telephone the undersigned at (858) 202-2713 or Mitzi Chang at (415) 733-6017.

Sincerely,

/s/ Maggie Wong Maggie Wong

cc:	Christian Weyer (Fate Therapeutics, Inc.)
Scott Wolchko (Fate Therapeutics, Inc.)
Cindy Tahl (Fate Therapeutics, Inc.)
Kingsley Taft (Goodwin Procter LLP)
Mitzi Chang (Goodwin Procter LLP)
Thomas Kellerman (Morgan, Lewis & Bockius LLP)
David Pollak (Morgan, Lewis & Bockius LLP)
Albert Lung (Morgan, Lewis & Bockius LLP)